SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)
                               (Amendment No. 1)*

                          FIVE STAR QUALITY CARE, INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   33832D 10 6
                                 (CUSIP Number)

                                 John A. Mannix
                              HRPT Properties Trust
                                400 Centre Street
                                Newton, MA 02458
                                 (617) 332-3990
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 31, 2001
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                           (Continued on following pages)

                              (Page 1 of 12 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 33832D 10 6                                        Page 2 of 12 Pages




1           NAMES OF REPORTING PERSONS
            OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            HRPT Properties Trust  I.R.S. ID No. 04-6558834

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)  / /

                                                                    (b) / /


3           SEC USE ONLY



4           SOURCE OF FUNDS*

            00

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)   / /



6           CITIZENSHIP OR PLACE OF ORGANIZATION

            Maryland


                  7         SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY          8         SHARED VOTING POWER
 EACH
REPORTING
PERSON            9         SOLE DISPOSITIVE POWER
 WITH


                  10        SHARED DISPOSITIVE POWER


11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*   / /


13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%

14          TYPE OF REPORTING PERSON*

            OO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 33832D 10 6                                        Page 3 of 12 Pages


1           NAMES OF REPORTING PERSONS
            OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            REIT Management & Research LLC    I.R.S. ID No. 04-3583787

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A
            GROUP*
                                                                    (a)  / /

                                                                    (b) / /


3           SEC USE ONLY


4           SOURCE OF FUNDS*

            OO

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) OR 2(e)    / /


6           CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                  7         SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY      8         SHARED VOTING POWER
OWNED BY
 EACH
REPORTING         9         SOLE DISPOSITIVE POWER
PERSON
 WITH
                  10        SHARED DISPOSITIVE POWER



11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*      / /


13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%

14          TYPE OF REPORTING PERSON*

            00
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 33832D 10 6                                        Page 4 of 12 Pages



1           NAMES OF REPORTING PERSONS
            OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            REIT Management & Research Trust  I.R.S. ID No. 04-3402206


2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A
            GROUP*
                                                                    (a)  / /

                                                                    (b) / /



3           SEC USE ONLY



4           SOURCE OF FUNDS*

            00

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)    / /



6           CITIZENSHIP OR PLACE OF ORGANIZATION

            Massachusetts

                  7         SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY      8         SHARED VOTING POWER
OWNED BY
 EACH
REPORTING         9         SOLE DISPOSITIVE POWER
PERSON
 WITH
                  10        SHARED DISPOSITIVE POWER


11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*    / /


13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%

14          TYPE OF REPORTING PERSON*

            OO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 33832D 10 6                                        Page 5 of 12 Pages



         This Amendment No. 1 to Schedule 13D is being filed by the reporting persons to report a disposition of shares.

Item 1.    Security and Issuer.

         The class of equity securities to which this statement relates is shares of Common Stock, par value $0.01 (the "Shares"), of Five Star Quality Care, Inc., a Maryland corporation ("Five Star"), with its principal executive offices located at 400 Centre Street, Newton, Massachusetts 02458.

Item 2.    Identity and Background.

         The persons filing this statement are HRPT Properties Trust, a Maryland real estate investment trust ("HRP"), REIT Management & Research LLC, a Delaware limited liability company ("RMR") and REIT Management & Research Trust, a Massachusetts business trust ("RMR Trust").

         HRP's principal business is to operate as a real estate investment trust. The principal office of HRP is located at 400 Centre Street, Newton, Massachusetts 02458. The trustees of HRP are Patrick F. Donelan, Rev. Justinian Manning, C.P., Frederick N. Zeytoonjian, Barry M. Portnoy and Gerard M. Martin. The executive officers of HRP are John A. Mannix, President and Chief Operating Officer, John C. Popeo, Treasurer, Chief Financial Officer and Secretary, David
M. Lepore, Senior Vice President, and Jennifer B. Clark, Senior Vice President and Assistant Secretary.

         RMR's principal business is providing advisory services to real estate investment trusts such as HRP, and others. The principal office of RMR is located at 400 Centre Street, Newton, Massachusetts 02458. The directors of RMR are David J. Hegarty, Gerard M. Martin and Barry M. Portnoy. The executive officers of RMR are David J. Hegarty, President and Secretary, John G. Murray, Executive Vice President, John A. Mannix, Vice President, Thomas M. O'Brien, Vice President, Jennifer B. Clark, Vice President and Assistant Secretary, Evrett W. Benton, Vice President, John R. Hoadley, Vice President, Bruce J. Mackey Jr., Vice President, David M. Lepore, Vice President and John C. Popeo, Treasurer. The sole member and manager of RMR is RMR Trust.

         RMR Trust's principal business is to act as the member and manager of RMR. The principal office of RMR Trust is located at 400 Centre Street, Newton, Massachusetts 02458. The trustees of RMR Trust are David J. Hegarty, Gerard M. Martin and Barry M. Portnoy. The executive officers of RMR Trust are the same as the executive officers of RMR. Each of Messrs. Martin and Portnoy own 50% of the outstanding capital of RMR Trust.

                                  SCHEDULE 13D

CUSIP NO. 33832D 10 6                                        Page 6 of 12 Pages

         Each of the individuals listed above (i) except for Mr. Donelan, is a United States citizen, (ii) except for Messrs. Donelan and Zeytoonjian and Rev. Manning, has a business address at 400 Centre Street, Newton, Massachusetts 02458 and (iii) except for Messrs. Donelan and Zeytoonjian and Rev. Manning, is principally employed by RMR in the capacities specified above. Mr. Hegarty also serves as the President, Chief Operating Officer and Secretary of Senior Housing Properties Trust, a Maryland real estate investment trust ("SNH"), and Mr. Hoadley is also the Treasurer and Chief Financial Officer of SNH. Mr. Benton is also the President, Chief Executive Officer and Secretary of Five Star, and Mr. Mackey is also the Treasurer, Chief Financial Officer and Assistant Secretary of Five Star. Mr. Donelan is a British citizen and is Chairman and Chief Executive Officer of eSecLending and has a business address at Sion Hall, 56 Victoria Embankment, London, United Kingdom. Rev. Manning is the pastor of St. Gabriel's parish at 139 Washington Street, Brighton, Massachusetts 02135. Mr. Zeytoonjian is Chairman and Chief Executive Officer of Turf Products Corporation and has a business address at 157 Moody Road, Enfield, Connecticut 06083.

         Neither HRP, RMR, RMR Trust nor any of the individuals specified above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to any civil proceeding which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

         On December 31, 2001, SNH distributed to its shareholders one Share of Five Star for every 10 common shares of SNH owned on the record date of December 17, 2001. HRP received 1,280,923.8 Shares of Five Star through its ownership of 12,809,238 common shares of SNH. The Five Star Shares received by HRP represented 29.3% of the total outstanding Five Star Shares. HRP immediately distributed all of the Five Star Shares it received to its common shareholders based on a ratio of one Share of Five Star for every 100 common shares of HRP owned on the record date of December 17, 2001. In order to effect this 1 for 100 distribution, HRP purchased with cash from Five Star 7,163.7 Shares on December 31, 2001 at a price per share based on the trading prices of the Shares on the American Stock Exchange and equal to $7.26 per share.

         Mr. Martin, through a corporation of which he is the sole stockholder, received a distribution of 12,371.9 Shares in the Spin-off (as defined in Item 4 below). Similarly, Mr. Portnoy, through a corporation of which he is the sole stockholder, received a distribution of 12,371.9 Shares in the Spin-off. In addition, the other trustees and executive officers of HRP received an aggregate distribution of 923.9 Shares in the Spin-off and the other trustees, directors and executive officers of RMR and RMR Trust received an aggregate distribution of 2,919.1 Shares in the Spin-off.

                                  SCHEDULE 13D

CUSIP NO. 33832D 10 6                                        Page 7 of 12 Pages


Item 4.    Purpose of Transaction.

         The transactions described in Item 3 above and Item 5 below were entered into principally for investment purposes.

         On December 31, 2001, SNH distributed to the record holders of its common shares of beneficial interest, 4,342,170 Shares of Five Star, a wholly-owned subsidiary of SNH, as a special distribution (the "SNH Distribution"). HRP, owner of 29.5% of SNH's common shares, pursuant to a certain transaction agreement, immediately distributed the 1,280,923.8 Shares it received in the SNH Distribution to the record holders of its common shares of beneficial interest in a special distribution (the "HRP Distribution", and collectively with the SNH Distribution, the "Spin-off"). The record date for each of the SNH Distribution and the HRP Distribution was December 17, 2001, and the date for each of the distributions was December 31, 2001. The Shares distributed in the Spin-off were registered under the Securities Act of 1933, as amended, and are separately listed on the American Stock Exchange under the symbol "FVE." On the record date, SNH had 43,421,700 common shares of beneficial interest outstanding and HRP had 128,808,747 common shares of beneficial interest outstanding. SNH common shareholders received one Five Star Share for every 10 SNH common shares held on the record date, and HRP common shareholders received one Five Star Share for every 100 HRP common shares held on the record date.

         In connection with the Spin-off, Five Star agreed to sell, and HRP agreed to purchase, up to 10,000 Shares to enable HRP to effect a 1 for 100 distribution to its holders of common shares. Based on the number of record holders of HRP's common shares on December 17, 2001, HRP purchased 7,163.7 Shares from Five Star on December 31, 2001, and the Shares purchased were distributed to HRP common shareholders on December 31, 2001.

         Five Star is an operating company, which leases from and operates for SNH, 56 properties. Five Star expects to lease 31 additional properties that SNH expects to acquire from Crestline Capital Corporation and its subsidiaries. Marriott Senior Living Services, Inc. will continue to manage these 31 properties.

         Five Star, FSQ Acquisition, Inc., a wholly-owned subsidiary of Five Star, and FSQ, Inc. entered into an Agreement of Merger (the "Merger Agreement"). FSQ, Inc. is a facility manager and was an affiliate of RMR and RMR Trust. Pursuant to the Merger Agreement, FSQ Acquisition, Inc. merged into FSQ, Inc., and FSQ, Inc. became a wholly-owned subsidiary of Five Star on January 2, 2002, in exchange for the issuance of 125,000 Shares to each of Messrs. Martin and Portnoy, the stockholders of FSQ, Inc. prior to the merger. The Merger Agreement contained customary conditions, representations, warranties and indemnitees.

                                  SCHEDULE 13D

CUSIP NO. 33832D 10 6                                        Page 8 of 12 Pages

         HRP, RMR, RMR Trust and their respective trustees, directors and executive officers may make purchases of Shares from time to time, in the open market or in private transactions, depending on their respective analysis of Five Star's business, prospects and financial condition, the market for such stock, other investment and business opportunities available to them, general economic and stock market conditions, proposals from time to time sought by or presented to them and other factors, although they have no present intention to do so. HRP, RMR, RMR Trust and their respective trustees, directors and executive officers each intends to closely monitor their investments and may from time to time take advantage of opportunities presented to them. HRP, RMR, RMR Trust and their respective trustees, directors and executive officers may in the future also formulate plans or proposals regarding Five Star, including plans or proposals concerning events or transactions of the kind described in paragraphs (a) through (j) below.

         Depending upon their continuing review of their investments and various other factors, including those mentioned above, the trustees, directors and executive officers of HRP, RMR and RMR Trust may, subject to any applicable securities laws and lock-up arrangements, decide to sell all or any part of the Shares, although they have no current plans to do so.

         Neither HRP, RMR, RMR Trust nor their respective trustees, directors and executive officers have any plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of Five Star, or the disposition of securities of Five Star;

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving Five Star or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of Five Star or any of its subsidiaries;

         (d) Any change in the present board of directors or management of Five Star including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or distribution policy of Five Star;

         (f) Any other material change in Five Star's business or corporate structure;

         (g) Changes in Five Star's articles of amendment and restatement, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Five Star by any person;

                                  SCHEDULE 13D

CUSIP NO. 33832D 10 6                                        Page 9 of 12 Pages

         (h) Causing a class of securities of Five Star to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of Five Star becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

         (a) HRP received 1,280,923.8 Shares, or 29.3% of the issued and outstanding Shares in the SNH Distribution and immediately distributed the 1,280,923.8 Shares received as well as the 7,163.7 Shares purchased to its common shareholders on December 31, 2001. Therefore, as a result of the distribution to its common shareholders on December 31, 2001, HRP does not own any Shares. RMR, as HRP's investment manager, and RMR Trust, as the sole member and manager of RMR, may under applicable regulatory definitions, be deemed to beneficially own Shares owned by HRP. RMR and RMR Trust, however, would expressly disclaim any beneficial ownership of Shares owned by HRP.

         The trustees and executive officers of HRP beneficially own the following amounts of Shares: Mr. Martin, 125,000 Shares individually and 12,371.9 Shares through a corporation of which Mr. Martin is the sole stockholder; Mr. Portnoy, 125,000 Shares individually and 12,371.9 Shares through a corporation of which Mr. Portnoy is the sole stockholder; and other trustees and executive officers of HRP, 923.9 Shares in the aggregate. The Shares beneficially owned by the trustees and executive officers of HRP aggregate 275,667.7 Shares, which represent 6.0% of the issued and outstanding Shares. The Shares Mr. Martin, Mr. Portnoy and the other trustees and executive officers of HRP beneficially own are reported herein pursuant to the provisions of Items 2 through 6 of Schedule 13D. HRP, however, expressly disclaims any beneficial ownership of the Shares that Mr. Martin, Mr. Portnoy and the other trustees and executive officers of HRP beneficially own.

         In addition, the trustees, directors and executive officers of RMR and RMR Trust beneficially own the following amounts of Shares, in part as noted above: Mr. Martin, 125,000 Shares individually and 12,371.9 Shares through a corporation of which Mr. Martin is the sole stockholder; Mr. Portnoy, 125,000 Shares individually and 12,371.9 Shares through a corporation of which Mr. Portnoy is the sole stockholder; Mr. Hegarty, 1,144 Shares; and other executive officers of RMR and RMR Trust, 1,775.1 Shares in the aggregate. The Shares beneficially owned by the trustees, directors and executive officers of RMR and RMR Trust, aggregate 277,662.9 Shares, which represent 6.0% of the issued and outstanding Shares. The

                                  SCHEDULE 13D

CUSIP NO. 33832D 10 6                                        Page 10 of 12 Pages


Shares beneficially owned by Mr. Martin, Mr. Portnoy, Mr. Hegarty and the other executive officers of RMR and RMR Trust are reported herein pursuant to the provisions of Items 2 through 6 of Schedule 13D. RMR and RMR Trust, however, expressly disclaim any beneficial ownership of the Shares that Mr. Martin, Mr. Portnoy, Mr. Hegarty and the other executive officers of RMR and RMR Trust beneficially own.

         (b) HRP, RMR and RMR Trust do not have power to vote or dispose of any Shares. To HRP's, RMR's and RMR Trust's knowledge, each of the trustees, directors and executive officers of HRP, RMR and RMR Trust described above has sole power to vote or dispose of the Shares he or she beneficially owns.

         (c) Except as disclosed in Items 3 and 4 above, no transactions in Shares have been effected during the past sixty days by HRP, RMR, RMR Trust or the trustees, directors and executive officers of HRP, RMR and RMR Trust.

         (d) No other person is known to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of securities covered by this statement.

         (e) On December 31, 2001, HRP distributed all 1,288,087.5 Shares it beneficially owned to its common shareholders. Therefore, on December 31, 2001, HRP, RMR and RMR Trust each ceased to be the beneficial owners of more than 5% of the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         HRP, Five Star, RMR and other parties have entered into a certain Transaction Agreement dated December 7, 2001 (the "Transaction Agreement"). In accordance with the terms of the Transaction Agreement and as disclosed above, HRP distributed the Shares it received from SNH in the SNH Distribution immediately to holders of HRP common shares based on a ratio of one Share of Five Star for every 100 common shares of HRP. In order for HRP to effect this distribution, Five Star agreed to sell, and HRP agreed to purchase, up to an additional 10,000 Shares if necessary on December 31, 2001; pursuant to the Transaction Agreement, HRP purchased from Five Star 7,163.7 Shares at a price per share equal to $7.26 on December 31, 2001 and distributed the 7,163.7 Shares to its common shareholders as part of the Spin-off. Also in the Transaction Agreement, Five Star has agreed that it will not take any action that, in the reasonable judgment of HRP and SNH, might reasonably be expected to have an adverse impact on the ability of SNH or HRP to qualify as "real estate investment trusts" under the Internal Revenue Code of 1986, as amended.

         Five Star, FSQ Acquisition, Inc., a wholly-owned subsidiary of Five Star, and FSQ, Inc.

                                  SCHEDULE 13D

CUSIP NO. 33832D 10 6                                        Page 11 of 12 Pages


have entered into the Merger Agreement. FSQ, Inc. was an affiliate of RMR and RMR Trust. Pursuant to the Merger Agreement, FSQ Acquisition, Inc. merged into FSQ, Inc., and FSQ, Inc. became a wholly-owned subsidiary of Five Star on January 2, 2002, in exchange for the issuance of 125,000 Shares to each of Messrs. Martin and Portnoy, the stockholders of FSQ, Inc. prior to the merger.


Item 7.    Material to be Filed as Exhibits.

         The following documents are filed as exhibits to this statement:

         1. Joint Filing Agreement, dated as of December 21, 2001, by and between HRP, RMR and RMR Trust.*

         2. Transaction Agreement dated December 7, 2001 by and among SNH, certain subsidiaries of SNH party thereto, Five Star, certain subsidiaries of Five Star party thereto, FSQ, Inc., Hospitality Properties Trust, HRP and RMR.*

         3. Agreement of Merger by and among Five Star, FSQ Acquisition, Inc. and FSQ, Inc. dated December 5, 2001. *

         *  Previously filed.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 8, 2002                       HRPT PROPERTIES TRUST



                                      By: /s/  John C. Popeo
                                          John C. Popeo, Treasurer, Chief
                                          Financial Officer and Secretary



January 8, 2002                       REIT MANAGEMENT & RESEARCH LLC



                                      By: /s/ David J. Hegarty
                                          David J. Hegarty, President


January 8, 2002                       REIT MANAGEMENT & RESEARCH TRUST



                                      By: /s/ David J. Hegarty
                                          David J. Hegarty, President